Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Government Properties Income Trust for the registration of debt securities, common shares, preferred shares, depositary shares and warrants and to the incorporation by reference therein of (i) our report dated February 22, 2010 with respect to the consolidated financial statements and schedule of Government Properties Income Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, and (ii) our reports dated June 30, 2010 with respect to the Statements of Revenues and Certain Operating Expenses for 75 Pleasant Street and the CWH Government Buildings, included in its Current Report on Form 8-K/A dated July 2, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 30, 2010